Exhibit 99.1

Rio Alto drills 314 m @ 0.7 g/t Au at La Arena

For Immediate Release	May 15, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to report assay results from 19 reverse circulation (“RC”) drill holes within and around the Calaorco Pit at the Company’s La Arena Gold Oxide Mine located in La Libertad, northern Peru.

Reference is made to the 2014 oxide gold Reserve Pit which is detailed in the La Arena Project Technical Report with an effective date of December 31, 2013, prepared on behalf of the Company by Mining Plus Peru S.A.C. (the “December 2013 Report”), a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

The more significant intercepts were:

CA-R14-007 - 74 m @ 0.42 g/t Au, including 22 m @ 1.06 g/t Au, all of which being outside the 2014 Reserve Pit.

CA-R14-015 - 314 m @ 0.7 g/t Au, of which 166 m @ 0.80 g/t Au being outside the 2014 Reserve Pit.

CA-R14-016 - 230 m @ 0.97 g/t Au, of which 74 m @ 0.67 g/t Au being outside the 2014 Reserve Pit.

Rio Alto acquired the La Arena Gold Project in mid-2009 from IAMGOLD with the objective of bringing the mine into production as rapidly as possible. Twenty months later, the first gold bar at La Arena was poured and since then the Company has produced approximately 550,000 ounces of gold. The principal focus during the first two years of project ownership was to achieve gold production to allow the Company to generate cash flow and fund further expansion and development of the project from this cash flow. Exploration drilling was deferred during this period and only commenced after positive cash flow started to be generated by the project in early 2012.

Since 2012, oxide drilling has resulted in the gold oxide reserve increasing from 821,000 ounces at the beginning of 2011 to 1,056,000 ounces at the beginning of 2014 with approximately 500,000 ounces having been produced during the first two and half years of production. This represents an increase of approximately 780,000 ounces since mining commenced at La Arena.

The following results are from the first 19 RC holes drilled at Calaorco during 2014 with 13 out of the 19 holes intersecting gold mineralization above the mining cutoff grade. These drill holes were within (“Inside”) and extended outside or below (“Outside”) the 2014 gold oxide Reserve Pit.

The results of the recent drilling program demonstrate that a large amount of oxide brecciated sandstone mineralization (the main mineral type at La Arena) lies outside the 2014 Reserve Pit. The results are very encouraging and indicate the potential to increase oxide gold resources and reserves and the possibility of extending mine life beyond 2019.

A total of 14,200 metres of RC drilling is currently planned to be completed during 2014, in and around the Calaorco Pit. The Company´s geologists will interpret the data generated by this drilling program, once it is completed, with the objective of calculating an updated resource and reserve estimate for the gold oxide mineralization at La Arena. Management expects that this drilling program has the potential to allow positive changes to be made to the resource block classification, define new resource blocks and given that the deposit is open to the northwest and at depth, identify new areas to test in order to further increase resources and reserves in the future. The updated resource and reserve estimate for the gold oxide mineralization at La Arena is expected to be released in Q1, 2015.

Drill Results

References to the comments in the following table refer to intercepts within (“Inside”) the 2014 Reserve Pit or drill hole intercepts that extended outside or below (“Outside”) the 2014 Reserve Pit. A map illustrating drill hole locations and selected drill hole cross sections related to this press release may be accessed by following this link. [ntd: insert weblink]

Hole ID	From	To	Interval	Au g/t	Ag g/t	Cu ppm	Comments
CA-R14-001	Not significant Intercepts
CA-R14-002	Not significant Intercepts
CA-R14-003	116	176	60	0.31	1.97	77	Inside Reserve Pit
Including	116	134	18	0.72	3.56	151	Outside Reserve Pit
CA-R14-003	190	218	28	0.44	1.04	176	Outside Reserve Pit
CA-R14-004	6	26	20	0.14	0.13	28	Inside Reserve Pit
CA-R14-004	92	110	18	0.15	0.21	28	Inside Reserve Pit
CA-R14-004	120	168	48	0.38	0.92	36	Outside Reserve Pit
CA-R14-005	Not significant Intercepts
CA-R14-006	Not significant Intercepts
CA-R14-007	12	94	82	0.62	0.62	101	Inside Reserve Pit
CA-R14-007	110	138	28	0.19	0.32	16	Outside Reserve Pit
CA-R14-007	150	164	14	0.16	0.33	44	Outside Reserve Pit

Hole ID	From	To	Interval	Au g/t	Ag g/t	Cu ppm	Comments
CA-R14-007	202	276	74	0.42	0.51	83	Outside Reserve Pit
Including	254	276	22	1.06	1.30	146	Outside Reserve Pit
CA-R14-008	Not significant Intercepts
CA-R14-009	30	90	60	0.18	0.36	52	Inside Reserve Pit
CA-R14-009	112	272	160	0.40	0.71	68	Outside Reserve Pit
Including	254	268	14	1.56	0.73	113	Outside Reserve Pit
CA-R14-010	Not significant Intercepts
CA-R14-011	Not significant Intercepts
CA-R14-012	Not significant Intercepts
CA-R14-013	28	44	16	0.29	0.73	16	Inside Reserve Pit
CA-R14-013	66	76	10	0.23	0.74	17	Inside Reserve Pit
CA-R14-013	108	118	10	0.16	0.32	23	Outside Reserve Pit
CA-R14-013	132	150	18	0.18	0.32	21	Outside Reserve Pit
CA-R14-013	166	248	82	0.25	0.26	66	Outside Reserve Pit
Including	166	188	22	0.46	0.39	163	Outside Reserve Pit
CA-R14-014	18	56	38	0.20	0.13	60	Inside Reserve Pit
CA-R14-014	64	118	54	0.70	0.55	55	Inside Reserve Pit
Including	82	86	4	1.26	1.15	24	Inside Reserve Pit
Including	102	108	6	4.10	1.57	238	Inside Reserve Pit
CA-R14-014	156	162	6	1.93	0.87	226	Outside Reserve Pit
CA-R14-014	152	222	70	0.35	0.34	50	Outside Reserve Pit
Including	206	210	4	1.12	0.30	133	Outside Reserve Pit
CA-R14-014	232	282	50	0.74	0.19	88	Outside Reserve Pit
Including	266	280	14	1.90	0.24	233	Outside Reserve Pit
CA-R14-014	294	304	10	0.15	0.22	11	Outside Reserve Pit
CA-R14-015	0	8	8	0.29	0.10	113	Inside Reserve Pit
CA-R14-015	22	336	314	0.70	0.21	113	Inside Reserve Pit
Including	22	26	4	2.15	0.10	432	Inside Reserve Pit
Including	72	86	14	0.96	0.21	43	Inside Reserve Pit
Including	96	110	14	2.18	0.53	72	Outside Reserve Pit
Including	170	336	166	0.80	0.24	137	Outside Reserve Pit
CA-R14-016	0	230	230	0.97	0.72	78	Inside/Outside Reserve Pit
Including	0	36	36	2.75	1.11	28	Inside Reserve Pit

Hole ID	From	To	Interval	Au g/t	Ag g/t	Cu ppm	Comments
Including	156	230	74	0.67	0.70	123	Outside Reserve Pit
Including	214	230	16	1.38	1.99	242	Outside Reserve Pit
CA-R14-017	0	164	164	0.45	0.17	80	Inside/Outside Reserve Pit
Including	40	48	8	1.72	0.23	372	Inside Reserve Pit
Including	82	94	12	1.69	0.15	269	Inside Reserve Pit
CA-R14-017	206	226	20	0.23	0.10	17	Outside Reserve Pit
CA-R14-018	102	210	108	0.20	0.80	32	Inside Reserve Pit
Including	114	128	14	0.82	1.63	73	Outside Reserve Pit
CA-R14-019	30	78	48	0.72	0.68	69	Inside Reserve Pit
Including	38	68	30	1.04	0.67	94	Inside Reserve Pit
CA-R14-019	88	138	50	0.21	0.65	22	Inside Reserve Pit
CA-R14-019	172	210	38	0.49	1.22	211	Outside Reserve Pit
Including	182	192	10	0.85	1.78	80	Outside Reserve Pit
CA-R14-019	224	241	17	0.32	0.35	32	Outside Reserve Pit

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company (the “Report”). Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CERTIMIN in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CERTIMIN is an ISO 9001:2000 certified laboratory.

Phase II Update

Good progress is being made in respect to the completion of the feasibility study for the Phase II copper/gold project at La Arena. On January 6, 2014, the Company announced that it had received formal notification from the Ministry of Energy and Mines of Peru that approval had been given for modifications to its Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted. However, the recent increase in the size of the adjacent gold oxide deposit and possible expansion of the oxide resources and reserves as a consequence of the ongoing drill program, has meant that the general layout of the Phase II infrastructure needs to be revised. It is important that none of the Phase II infrastructure, such as process plant, conveying systems, stockpiles and waste dumps are impeding the possible future expansion of the oxide mine and its associated infrastructure. This revision of the general layout has meant that the completion of the feasibility study will be delayed until later in the year. Current estimates for timing are sometime in Q4, 2014.

“We are all excited at the results coming out of our current oxide drilling program at La Arena. It is hoped that the program underway can increase the size and life of the gold oxide mine and provide our technical team with a better understanding of what the optimal general layout for Phase II should be. La Arena has been a great project from the outset and continues to evolve positively for all stakeholders involved”, commented Alex Black, President & CEO.

Mr. Enrique Garay, MSc. P.Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Garay has read and approved the scientific and technical information in this news release.

For additional information regarding La Arena Project please refer to the December 2013 Report prepared on behalf of the Company by Mining Plus Peru S.A.C., a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, most particularly the potential to increase the resource and reserve estimate of the gold oxide mineralization at La Arena Project, the timing for the completion of an updated resource and reserve estimate for the gold oxide mineralization at La Arena Project, to extend the life of La Arena Gold Oxide Mine and the timing for the completion of a feasibility study for the La Arena copper/gold sulphide project. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone: 604.628.1401
Fax: 866.393.4493	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Section 9126450N
Current Surface
Drilling Program
CA-R14-007
CA-R14-019
CA-R14-009
Original Surface
3400
3200
82m@0.62g/t Au
Including:32m@1.10g/t Au
60m@0.18g/t Au
108m@0.42g/t Au
Including:30m@1.04g/t Au
69m@0.36g/t Au
Including:10m@0.85g/t Au
74m@0.42g/t Au
Including:22m@1.06g/t Au
160m@0.40g/t Au
Including:14m@1.56g/t Au
Au_g/t
0.10 – 0.25
0.25 – 0.50
0.50 – 1.00
> 1.00
0
50
100
meters
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
9126450N

N
Drilling Program
CA-R14-003
9126450N
CA-R14-007
CA-R14-019
CA-R14-009
9126400 N
RESERVE PIT 2014
9126180N
CA-R14-015
9126130N
CA-R14-016
9126000 N
Au_g/t
0.10 – 0.25
0.25 – 0.50
0.50 – 1.00
> 1.00
0
100
200
meters
815600 E
816000 E
816400 E
816800 E
MAPTEK Vulcan

Section 9126180N
Original Surface
Drilling Program
CA-R14-015
3400
3200
170m
RESERVE PIT
Outside Reserve Pit
166m @ 0.80g/t Au
336m @ 0.66 g/t Au
336m
9126180N
Au_g/t
0.10 – 0.25
0.25 – 0.50
0.50 – 1.00
> 1.00
0
50
100
meters
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014

Section 9126130N

Current Surface
Original Surface
Drilling Program
CA-R14-016
3400
RESERVE PIT
156m
Outside Reserve Pit
74m@ 0.67g/t Au
Including:16m@1.38g/t Au
230m
230m@ 0.97 g/t Au
Au_g/t
0.10 – 0.25
0.25 – 0.50
0.50 – 1.00
> 1.00
0
50
100
meters
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
9126130N